Exhibit 8.1

LIST OF SUBSIDIARIES

Banco de Chile

1.	Banchile Administradora General de Fondos S.A.

2.	Banchile Factoring S.A.

3.	Banchile Corredores de Seguros Limitada

4.	Banchile Corredores de Bolsa S.A.

5.	Banchile Asesoría Financiera S.A.

6.	Banchile Securitizadora S.A.

7.	Promarket S.A.

8.	Socofin S.A.

9.	Banchile Trade Services Limited (Hong Kong)

With the exception of Banchile Trade Services Limited, which was incorporated in Hong Kong, the jurisdiction of incorporation of the subsidiaries listed above is the Republic of Chile.